UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.

Financial Statements:

As of December 31, 2011 and 2010 and the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm	Page 1

Statements of Net Assets Available for Benefits	Page 2

Statement of Changes in Net Assets Available for Benefits	Page 3

Notes to Financial Statements	Page 4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Page 18

Exhibit 23.1

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 20

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Greif 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 26, 2012

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	September 30,	September 30,
	December 31,
	2011	2010
Investments, at fair value:
Interest-bearing cash	$488,163	$273,187
Non-interest-bearing cash	—	271,947
Mutual funds	124,132,990	121,032,410
Common collective funds	41,552,730	39,656,290
Common stocks	10,435,443	12,363,163

Total investments	176,609,326	173,596,997

Participant notes receivable	5,229,061	4,467,814
Employer contributions receivable	169,776	—
Other	100,895	154,273

Net assets available for benefits, at fair value	182,109,058	178,219,084
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,109,210	890,809

Net assets available for benefits	$183,218,268	$179,109,893

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

September 30,
Additions:
Employee contributions	$9,535,920
Employer contributions	5,531,185
Rollover contributions	1,052,292
Transfers in	4,736,318
Interest income on participant notes receivable	236,624
Investment income:
Interest and dividend income	4,023,837

Total additions	25,116,176

Deductions:
Benefits paid to participants	(12,263,516)
Administrative fees	(92,870)
Net depreciation in fair value of investments (Note 3)	(8,651,415)

Total deductions	(21,007,801)
Net increase in net assets	4,108,375

Net assets available for benefits, beginning of year	179,109,893

Net assets available for benefits, end of year	$183,218,268

See accompanying notes.

Greif 401(k) Retirement Plan

Notes to Financial Statements

Year Ended December 31, 2011

1. Description of the Plan

The following description of the Greif 401(k) Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

General

The Plan is a defined contribution plan covering all employees at adopting locations of Greif Packaging, LLC, a wholly-owned subsidiary of Greif, Inc. (the Sponsor), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and upon attaining the age of 18. The Plan is the successor, by merger, of the CorrChoice, Inc. and Subsidiaries Profit Sharing Plan, effective December 31, 2007, the Delta Petroleum 401(k) Profit Sharing Plan, effective June 3, 2008, the Trilla Steel Drum Corporation Retirement Savings, effective August 1, 2008, the Allegheny Industrial Associates, Inc. 401(k) Plan, effective May 5, 2009, the Southline Metal Products Company 401(k) Savings Plan, effective August 3, 2009, and those mergers specified within Plan Transfers of Note 1 of these financial statements. Previously eligible participants were immediately eligible for the Greif 401(k) Retirement Plan.

Greif Packaging LLC is both the Plan Sponsor and Administrator and is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. MassMutual and State Street Bank (the Trustees) maintain the Plan assets.

In June 2011, the plan transferred to a new fund platform within one of its trustees, MassMutual. The new plan reports in shares and share price rather than units and unit price. The change did not affect the total value of the plan.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year. As soon as eligibility criteria are satisfied, participants are automatically enrolled with payroll deductions of 3%. Until participants make an investment selection, all of their contributions are invested in a Destination Retirement Series investment option that corresponds to the participant’s projected retirement date, which is based on the participant’s current age and a retirement age of 65. Participant contributions are allocated as the participant directs.

Employer Contributions

The Sponsor contributes 3% of compensation earned for all participants not eligible to participate in the Greif Pension Plan. At its discretion, the Sponsor may make additional matching and/or profit sharing contributions as set forth in the Plan document and are allocated to participants based on their compensation. Certain employer matching contributions are paid pursuant to collective bargaining agreements. The Company’s contributions are allocated to investments in the same manner as that of the participant’s elective contributions.

On December 8, 2011, the Sponsor authorized a discretionary matching contribution to eligible participants for the plan year ended December 31, 2011 in the amount of approximately $1.0 million to be made on January 31, 2012. Approximately $844,000 of the discretionary matching contribution was funded by unallocated forfeitures within the Plan. The remaining will be funded by the Sponsor and is included as employer contributions receivable within the statement of net assets available for benefits at December 31, 2011. The employer contribution receivable was received by the Plan on January 31, 2012.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Through January 1, 2004, a participant’s vested interest was defined by the predecessor plan provisions covering the participant on December 31, 2003. After January 1, 2004, employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce the administrative expenses of the Plan or future Company contributions. Unallocated forfeitures balances as of December 31, 2011 and 2010 were approximately $1,049,000 and $833,000, respectively. Approximately $844,000 of the unallocated forfeitures at December 31, 2011 were used to fund the January 31, 2012 discretionary matching contribution and reduced Company contributions for 2011 by an equal amount.

Participant Notes Receivable

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A reasonable interest rate will be determined for each loan by the Plan Administrator and is commensurate with prevailing rates at the issuance of loans.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59  1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments at the participants election.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Stock Fund

Participants can elect to invest in the employer stock fund consisting of Greif, Inc. Class A Common Stock. The fund may also hold cash or cash equivalents as necessary to satisfy the obligations of the fund.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by the Sponsor, to the extent not covered by Plan forfeitures.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. During 2011 and 2010, discretionary matching contributions were continued by the Sponsor. In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Transfers

During 2011, there were $4,736,318 of transfers into the Plan due to the merger of certain retirement plans. These transfers into the Plan included: $1,667,930 from the Drumco 401(k) Plan and $495,349 from the Storsack 401(k) Plan, both effective February 1, 2011, $2,493,037 from the Cincinnati Drum Service, Inc. 401(k) Plan effective February 3, 2011, and $80,002 from the Sunjut 401(k) Plan effective February 15, 2011.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2012.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers, and trustees to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective funds are based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances including accrued interest, which approximate fair value.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Wells Fargo Stable Value Fund R invests in fully benefit-responsive investment contracts. These funds are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized according to a fair value hierarchy. Refer to Note 4 for further description.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2010. Participant loans have been reclassified to participant notes receivable as of December 31, 2010.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	September 30,	September 30,
	December 31,
	2011	2010
Wells Fargo Stable Value Fund R*	$42,661,940	$—
PIMCO Total Return Fund A	21,178,907	22,192,261
MassMutual RetireSMART 2020 Fund	12,169,445	9,800,613
Dodge & Cox Balanced Fund	10,772,639	10,504,349
Greif, Inc. Class A Common Stock	10,435,443	12,363,163
MassMutual Indexed Equity Fund	10,241,228	9,934,326
MassMutual Mid Cap Growth II	9,763,527	10,378,789
MassMutual RetireSMART 2030 Fund	9,606,861	8,257,049	**
MassMutual Stable Income Fund*	—	40,498,571

*

The fair value of the Plan’s investment in the Wells Fargo Stable Value Fund R was $41,552,730 at December 31, 2011. The fair value of the Plan’s investment in the MassMutual Stable Income Fund was $39,607,762 at December 31, 2010. Both the Stable Value Fund R and MassMutual Stable Income Fund were 100% invested in the Wells Fargo Stable Return Fund G.

**	Amount does not exceed 5% of the Plan’s net assets at the specified date. Shown only for comparative purposes.

During 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

September 30,
Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common Stock	$(3,336,412)
Common Collective Funds	751,111
Mutual Funds	(6,066,114)

$(8,651,415)

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

As described in ASC 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Value Fund R at December 31, 2011 and MassMutual Stable Income Fund and MassMutual Moderate Journey Fund at December 31, 2010). As required by ASC 962, the statements of net assets available for benefits present the fair value of the investment contracts and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the investment contracts is based on information reported by the issuer of the common collective trust at year-end. The contract value of the investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

The following is a description of the valuation methodologies used for investments measured at fair value. The inputs or methodology to value securities are not necessarily an indication of risk associated with investing in those securities, and there have been no changes in the methodologies used at December 31, 2011 and 2010. Mutual funds and Greif, Inc. Class A common stock are valued at quoted prices for identical assets in active markets. The estimated fair value of common collective funds are measured at net asset value, exclusive of the adjustment to contract value. The use of net asset value is deemed appropriate as the collective funds do not have a finite life, unfunded commitments or significant restrictions on redemptions.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2011 and 2010, respectively.

	September 30,	September 30,	September 30,	September 30,
	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash	$488,163	$—	$—	$488,163

Mutual Funds:(a)
Equity securities	97,270,591	—	—	97,270,591
Fixed income securities	26,862,399	—	—	26,862,399

Total Mutual Funds	124,132,990	—	—	124,132,990

Common Collective Funds(b)	—	41,552,730	—	41,552,730
Common Stocks(c)	10,435,443	—	—	10,435,443

Total assets at fair value	$135,056,596	$41,552,730	$—	$176,609,326

	September 30,	September 30,	September 30,	September 30,
	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash	$545,134	$—	$—	$545,134

Mutual Funds:(a)
Equity securities	94,911,336	—	—	94,911,336
Fixed income securities	26,121,074	—	—	26,121,074

Total Mutual Funds	121,032,410	—	—	121,032,410

Common Collective Funds(b)	—	39,656,290	—	39,656,290
Common Stocks(c)	12,363,163	—	—	12,363,163

Total assets at fair value	$133,940,707	$39,656,290	$—	$173,596,997

a)	Valued at the Net Asset Value (NAV) available daily in an observable market.
b)	Unit value calculated based on the observable NAV of the underlying investment.
c)	Valued at the closing price reported on the active market on which the individual securities are traded.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Party Transactions

The Plan holds units of common/collective trust funds managed by MassMutual, the trustee of the Plan. The Plan also invests in the common stock of Greif, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. As of December 31, 2011 and 2010, the Plan owned 228,738 and 199,728 shares of the Greif, Inc.’s Class A Common Stock with a fair value of $10,435,443 and $12,363,163, respectively. Cash dividends received from Greif, Inc. were $352,569 for the year ended December 31, 2011.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 24, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Greif 401(k) Retirement Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of amounts per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	September 30,	September 30,
	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$183,218,268	$179,109,89
Less: Employer contributions receivable	(169,776)	—

Net assets available for benefits per the Form 5500	$183,048,492	$179,109,893

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2011 to the Form 5500:

September 30,
Employer contributions per the financial statements	$5,531,185
Less: Employer contributions receivable at December 31, 2011	(169,776)

Employer contributions per the Form 5500	$5,361,409

Supplemental Schedule

Greif 401(k) Retirement Plan

EIN 436-3268123 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

September 30,
Investment Description	Current / Contract Value
Interest Bearing Cash
Money Market Fund	$488,163

Mutual Funds
American Funds EuroPacific Growth Fund R	8,056,491
MassMutual RetireSMART 2010 Fund	4,628,915
MassMutual RetireSMART 2020 Fund	12,169,445
MassMutual RetireSMART 2030 Fund	9,606,861
MassMutual RetireSMART 2040 Fund	6,575,116
MassMutual RetireSMART 2050 Fund	1,605,023
MassMutual RetireSMART In Retirement Fund	1,054,577
Dodge & Cox Balanced Fund	10,772,639
Dodge & Cox Stock Fund	6,151,572
Mainstay Large Cap Growth Fund	7,606,649
MassMutual Mid Cap Growth II	9,763,527
MassMutual Small Company Value Fund	3,933,314
MassMutual Indexed Equity Fund	10,241,228
MassMutual Large Cap Value Fund	5,326,148
PIMCO Total Return Fund A	21,178,907
Select Small Cap Growth Equity Fund	3,055,263
Old Mutual TS&W Mid Cap Value Fund	2,407,315

124,132,990
Common/Collective Fixed Income Funds
Wells Fargo Stable Value Fund R	42,661,940

Common Stock
Greif, Inc. Class A Common Stock *	10,435,443

Loans to Participants
Participant notes receivable, with interest rates of 4.3% to 9.5% and various due dates	5,229,061

$182,947,597

*	Indicates parties-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 26, 2012	By:	/s/ Karen Lane
Printed Name: Karen Lane
Title: Plan Administrator